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                                                                  Exhibit (a)(4)



FOR IMMEDIATE RELEASE                                Contact:  Holly A. Clemente
                                                                    616 787-8688



                     AMWAY ASIA PACIFIC ANNOUNCES COMPLETION
                      OF AMALGAMATION WITH NEW AAP LIMITED



         Hong Kong, April 27, 2000 --- Amway Asia Pacific Ltd. (NYSE: AAP; ASX:
         AMW) announced the completion of their amalgamation with New AAP Limited today after receiving approval of the amalgamation at a special meeting of Amway Asia Pacific shareholders.

         As a result of the amalgamation, Amway Asia Pacific shareholders receive $18.00 per share in cash for each share of Amway Asia Pacific common stock they own except those shares owned by New AAP Limited and Apple Hold Co., L.P. Letters of transmittal for shareholders to exchange their Amway Asia Pacific stock certificates for cash will be sent to shareholders during the week of May 1.

         The amalgamation is the second step in a going private transaction. The first step of the going private transaction which was the tender offer by New AAP Limited to purchase the outstanding shares of Amway Asia Pacific was completed on December 17, 1999. As a result of the amalgamation, the shares of Amway Asia Pacific common stock are being delisted from the New York Stock Exchange and the Australian Stock Exchange Limited. In addition, the shares of Amway Asia Pacific will be deregistered under the Securities Exchange Act of 1934.

         Headquartered in Hong Kong, Amway Asia Pacific Ltd. is the exclusive distribution vehicle for Amway Corporation in Australia, Brunei, People's Republic of China, Macau, Malaysia, New Zealand, Taiwan and Thailand. Amway Asia Pacific Ltd. is one of the largest direct selling companies in the region, based on sales of Amway consumer products offered through a core distributor force of approximately 601,000 independent distributors at August 31, 1999.